

Danny Hinkle · 3rd in

Discover recommendations you can trust, from your friends!

Sacramento, California Area · 304 connections · **Contact info**

Experience

Chief Operating Officer
Social Circle LLC
Jan 2017 – Present · 3 yrs 9 mos
Sacramento, California

 **Tech Service 2 U**
8 yrs 2 mos

 ### Vice President, Digital Marketing
Jul 2016 – Present · 4 yrs 3 mos
Sacramento, CA

Lead prospecting, mostly through existing business relationships and referral. Creating a sales pipeline, and following up from the first phone call to the close of the agreement. Developing Digital Marketing and Business consulting proposals that meet each clients needs, using a pragmatic approach. Developing long-term, meaningful relationships. Creating win- **...see mor**

 ### Operations Manager
Aug 2012 – Aug 2017 · 5 yrs 1 mo
Sacramento, CA



Marketing Director
HANFORD SAND & GRAVEL INC
Nov 2017 – Oct 2019 · 2 yrs
Roseville, California

Education

Independence

Skills & Endorsements

Marketing · 6

Seth Atchue and 5 connections have given endorsements for

Social Media · 5

Julian Block and 4 connections have given endorsements for

Social Media Marketing · 5

Julian Block and 4 connections have given endorsements for

Show more



